HypoVereinsbank


SEC MAIL PROCESSING
RECEIVED
APR 0 9 2003
WASH. DC SECTION

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Stre
Washington, D.
USA



03050177

GIR - Group Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, March 28th, 2003

SUPPL

**Re: Bayerische Hypo- und Vereinsbank AG („HypoVereinsbank")
File No. 82-3777**

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated January 29th, 2003 commenting on Transformation 2003: Sharpening of HVB Group's business focus as bank in the heart of Europe
- Investor Relations Release dated February 19th, 2003 commenting on Preliminary business result for 2002
- Investor Relations Release dated March 27th, 2003 commenting on Next measures to implement 2003 Transformation Program

PROCESSED
APR 24 2003
THOMSON FINANCIAL

You will receive each of the items listed above in German and English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

By: [signature]
Name: Susan Eckenberg
Title: IR Manager

By: [signature]
Name: Richard Speich
Title: IR Manager

Enclosures

HVB Group


SEC MAIL PROCESSING
RECEIVED
APR 0 9 2003
WASH. D.C. 155 SECTION

MEDIA RELEASE **JANUARY 29, 2003**

Investor Relations

Transformation 2003: Sharpening of HVB Group's business focus as bank in the heart of Europe, re-organization of the Group's management structure with greater integration of group companies, and a package of measures to improve the bank's earning power and capital base

- **New management structure will strengthen European business activities**
- **The Group's risk assets are to be reduced by approximately EUR 100 billion or roughly one third through the disposal of participations, the sale of portfolios, the Real Estate spin-off and securitization measures**
- **Financially, the package of measures aims at improving the value added in the operating business and at increasing the tier 1 ratio to up to 7% by the end of 2003**

The Speaker of the Board of Managing Directors, Dieter Rampl, today presented HVB Group's new management structure and the "Transformation 2003" program to the Supervisory Board. With immediate effect, the organization of HVB Group will comprise three business segments: Germany, Austria & CEE and Corporates & Markets.

Dieter Rampl: "In the future, HVB Group will position itself as bank in the heart of Europe focusing on the banking business with European private and corporate customers. To this end, we will seize all opportunities to boost our efficiency and generate further organic growth. Our strong regional market position in Germany and our leading position in Austria and in the New Europe – the countries of Central and Eastern Europe – offer us excellent chances, also compared to our European competitors. The global business activities in the lending and capital market business will be geared to this business focus."

To implement HVB Group's strategy and reduce the susceptibility of the Group's lending portfolio to cyclical fluctuations, the Board of Managing Directors has decided to reduce the Group's risk assets by approximately EUR 100 billion, or one third. About EUR 57 billion of this total will be accounted for by the spin-off of the commercial real-estate activities envisaged for the second half of the year. A further reduction of about EUR 45 billion will be facilitated by a package of measures involving the disposal of participations, the sale of entire portfolios and the securitization of receivables in the course of the year. This package of measures will be implemented in the course of 2003 with a view to ease the burdens weighing on the Group's financial accounts, making further headway in the integration of the European organizations and improving the transparency of the Group's value structures.

"It is not simply a question of redimensioning. Banks must be willing to carry risks in the future, too," says Dieter Rampl. However, this must be accompanied by a corresponding return. The profitability levels of some activities are not sufficient.

The financial goals for fiscal 2003 are improvements in risk management, further efficiency gains and improved exploitation of opportunities to generate revenues in a still difficult environment. "This year, we intend to achieve a sustained improvement of our operating results. In addition, we will improve our capital position through RWA reductions in order to stabilize our ratings. We expect that the outlined measures for the reduction of our risk assets will lead to an improvement in our tier 1 ratio from currently less than 6% to up to 7%. Soon, we will once again be an attractive investment option for our investors."

The Activest Asset Management Group and the Private Banking arm will be assigned to the business segment Germany to ensure direct interlinking with the original customer process. As was already announced in late October 2002, the business segment Real Estate will no longer be managed as a Group Business Segment (discontinued operation) in preparation of the spin-off envisaged for in the second half of the year.

Responsibilities and changes in the Board of Managing Directors

Group Corporate Center	
Dieter Rampl	Speaker of the Board of Managing Directors (from 04/01/03: also Human Resources)
Michael Mendel	Chief Risk Officer
Gerhard Randa	Chief Operating Officer
Dr. Wolfgang Sprißler	Chief Financial Officer
Dr. Paul Siebertz (until 03/31/03)	Human Resources
Business Segments	
Stephan Bub	Corporates & Markets
Dr. Stefan Jentzsch	Germany
Gerhard Randa	Austria & Central and Eastern Europe

The function of CRO will be assigned to Michael Mendel, previously Executive Divisional Board Member in the business segment Germany. An amicable agreement has been reached with Dr. Paul Siebertz, who will resign from the bank's Board of Managing Directors effective March 31, 2003, in order to assume new responsibilities. Effective April 1, 2003, the responsibility for Human Resources will be assumed by Dieter Rampl in addition to his other tasks.

Stephan Bub will concentrate on the very important topic of reducing our risk assets and redimensioning our operations outside Europe. One of the goals pursued in this context is to transfer the infrastructure that has been successfully developed within the context of a global credit treasury program in the last few years to a tailor-made financial services company. With Stephan Bub, who will therefore leave the Group Board of Managing Directors on December 31, 2003, at its helm, this organization will then provide the financial services that companies all over the world request today in their efforts to restructure and recapitalize their balance sheets.

A significant change is the creation of a central Chief Operating Officer in the Group Corporate Center. Gerhard Randa will assume this task in addition to his responsibility for the business segment Austria and Central and Eastern Europe. This new function for the management of the Group's structures and resources – in particular IT, processes and transaction processing – will pursue the goal of realizing further synergies within the Group.

2003 Communications Schedule

February 19	Presentation of the preliminary annual results 2002
March 27	Annual Press Conference / Analysts' Conference for the Presentation of the 2002 Annual Report
May 14	Annual General Meeting and publication of first-quarter results
July 24	Publication of six-month results
October 23	Publication of nine-month results

Charts

The presentation can be downloaded from our homepage http://www.hvbgroup.com/ir.

Group Investor Relations-Team:

Stefan.Ermisch@hvbgroup.com	☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com	☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com	☎ +49-89-378 29185
Marc.Hess@hvbgroup.com	☎ +49-89-378 27602
Sabine.Rueckert@hvbgroup.com	☎ +49-89-378 26024
Richard.Speich@hvbgroup.com	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

HVB Group


SEC MAIL PROCESSING
RECEIVED
APR 0 9 2003
WASH, D.C. 155 SECTION

MEDIA RELEASE **29. JANUAR 2003**
Investor Relations

Transformation 2003: Fokussierung der HVB Group als Bank im Herzen Europas - Umbau der Konzernführung mit stärkerer Integration der Konzernunternehmen und Maßnahmenbündel zur Verbesserung der Ertragskraft und Kapitalausstattung

- **Neue Managementstruktur mit Stärkung der europäischen Geschäftsaktivitäten**
- **Risikoaktiva des Konzerns sollen um rd. 100 Mrd Euro oder rd. ein Drittel durch Beteiligungsverkäufe, Portfolioverkäufe, Spin-Off Real Estate und Securitisationmaßnahmen reduziert werden**
- **Maßnahmenbündel hat finanziell die Verbesserung der operativen Wertschöpfung und der Tier 1 Quote auf bis zu 7% bis Ende 2003 zum Ziel**

Der Sprecher des Vorstands, Dieter Rampl, hat heute dem Aufsichtsrat die neue Führungsstruktur des Konzerns und das Programm Transformation 2003 vorgestellt. Die HVB Group gliedert sich ab sofort in die drei Geschäftsfelder Deutschland, Österreich und CEE sowie Corporates & Markets.

Dieter Rampl: „Wir werden künftig die HVB Group als Bank im Herzen Europas auf das Bankgeschäft mit europäischen Privat- und Firmenkunden ausrichten. Wir nutzen hierzu alle Möglichkeiten zur Effizienzsteigerung und zu weiterem organischen Wachstum. Unsere starke regionale Marktposition in Deutschland und unsere führende Position in Österreich sowie im neuen Europa - den Ländern Zentral- und Osteuropas – bietet uns auch gegenüber unseren europäischen Wettbewerbern hervorragende Chancen. Die globalen Geschäftsaktivitäten im Kredit- und Kapitalmarktbereich werden auf diesen Geschäftsauftrag ausgerichtet."

Um die Strategie der HVB Group umzusetzen und die Konjunkturanfälligkeit des Kreditportfolios der Gruppe zu reduzieren, hat der Vorstand beschlossen, die Risikoaktiva des Konzerns um rd. 100 Mrd Euro oder ein Drittel zu senken. Allein rd. 57 Mrd Euro entfallen auf den für das zweite Halbjahr geplanten Spin Off des kommerziellen Real Estate Geschäfts. Weitere rd. 45 Mrd Euro entfallen auf ein Maßnahmenbündel, welches Verkäufe ganzer Portfolien und Verbriefungen von Forderungen im Jahresverlauf sowie Beteiligungsverkäufe umfaßt. Dieses Maßnahmen-

bündel wird im weiteren Jahresverlauf mit dem Ziel umgesetzt, die Konzernrechnung zu entlasten, die Integration unserer europäischen Organisationen voranzubringen und darüber hinaus die Transparenz der Wertschöpfungsstrukturen des Konzerns zu verbessern.

"Es geht nicht nur um Redimensionierung. Banken müssen auch weiterhin bereit sein, Risiken zu tragen", so Dieter Rampl. Allerdings müsse dem ein entsprechender Ertrag gegenüberstehen. Dies sei nicht überall ausreichend der Fall.

Die finanziellen Ziele für das Jahr 2003 sind die Verbesserung im Risikomangement, weitere Effizienzsteigerungen und eine verbesserte Ausschöpfung der Ertragsmöglichkeiten in einem nach wie vor schwierigen Umfeld. "In diesem Jahr wollen wir eine nachhaltige Verbesserung unserer operativen Ergebnisse erreichen. Zudem werden wir unsere Kapitalausstattung durch Abbau von Risikoaktiva zur Stabilisierung unserer Ratings verbessern. Mit den skizzierten Maßnahmen zur Reduktion unserer Risikoaktiva erwarten wir eine Verbesserung der Tier 1 - Ratio von jetzt unter 6% auf bis zu 7%. Schon bald werden wir unseren Investoren wieder eine attraktive Anlagealternative sein."

Die Asset Management Gruppe Activest sowie das Private Banking werden dem Geschäftsfeld Deutschland zugeordnet und so mit dem originären Kundenprozess direkt verzahnt. Das Geschäftsfeld Real Estate wird, wie bereits Ende Oktober 2002 angekündigt, mit Blick auf die für das zweite Halbjahr geplante Abspaltung nicht mehr als Konzerngeschäftsfeld (discontinued operation) geführt.

Zuständigkeiten im Vorstand und Veränderungen

Group Corporate Center	
Dieter Rampl	Sprecher des Vorstands (ab 01.04.03 auch Human Ressources)
Michael Mendel	Chief Risk Officer
Gerhard Randa	Chief Operating Officer
Dr. Wolfgang Sprißler	Chief Financial Officer
Dr. Paul Siebertz (bis 31.03.03)	Human Ressources
Geschäftsfelder	
Stephan Bub	Corporates & Markets
Dr. Stefan Jentzsch	Deutschland
Gerhard Randa	Österreich und Zentral- und Osteuropa

Die Funktion des CRO übernimmt Michael Mendel, bisher Bereichsvorstand im Geschäftsfeld Deutschland. Paul Siebertz scheidet zum 31.03.03 im freundschaftlichen Einvernehmen aus dem Vorstand der Bank aus, um sich neuen Aufgaben zu widmen. Die Verantwortung für Human Ressources übernimmt zusätzlich Dieter Rampl ab 01.04.03.

Stephan Bub wird sich im Konzernvorstand auf das so wichtige Thema der Reduzierung unserer Risikoaktiva sowie die Redimensionierung der außereuropäischen Einheiten konzentrieren. Ziel dabei ist es auch, die in den letzten Jahren innerhalb des globalen Credit-Treasury-Programms erfolgreich aufgebaute Infrastruktur auf eine maßgeschneiderte Finanzgesellschaft zu übertragen. Dieses Unternehmen wird dann unter der Leitung von Stephan Bub, der damit zum 31.12.2003 aus dem Konzernvorstand ausscheiden wird, diejenigen Finanzdienstleistungen erbringen, die heute weltweit zur Restrukturierung und Rekapitalisierung der Bilanzen nachgefragt werden.

Eine wesentliche Änderung ist die Schaffung des zentralen Chief Operating Officers im Group Corporate Center. Gerhard Randa übernimmt diese Aufgabe zusätzlich zu seiner Verantwortung für das Geschäftsfeld Österreich und Zentral- und Osteuropa. Mit dieser neuen Funktion zur Steuerung der Strukturen und Ressourcen des Konzerns - insbesondere IT, Prozesse und Abwicklung - sollen weitere Synergien im Konzern gehoben werden.

Weiterer Zeitplan für die Kommunikation 2003

19. Februar	Veröffentlichung des vorläufigen Geschäftsergebnisses 2002
27. März	Bilanzpressekonferenz / Analystenkonferenz zur Vorlage des Geschäftsberichts 2002
14. Mai	Hauptversammlung und Veröffentlichung des Ergebnisses zum 31.03.03
24. Juli	Veröffentlichung des Ergebnisses zum 30.06.03
23. Oktober	Veröffentlichung des Ergebnisses zum 30.09.03

Präsentationsunterlagen

Die Charts stehen auf unserer Web-Site www.hvbgroup.com/ir zum Download bereit.

Group Investor Relations-Team:

Stefan.Ermisch@hvbgroup.com	☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com	☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com	☎ +49-89-378 29185
Marc.Hess@hvbgroup.com	☎ +49-89-378 27602
Sabine.Rueckert@hvbgroup.com	☎ +49-89-378 26024
Richard.Speich@hvbgroup.com	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

HVB Group


SEC MAIL PROCESSING
RECEIVED
APR 09 2003
WASH, DC
155
SECTION

MEDIA RELEASE **FEBRUARY 19, 2003**

Investor Relations

Preliminary business result for 2002

Strong improvements in operating performance of HVB Group in fourth quarter, but pre-tax loss of €821 m for total 2002 (2001: €1,549m) after €1.1 bn one-off adjustments

- **Q4 operating profit before risk provision of €1,126m - best quarter of the year**
- **Operating revenues in Q4 up 14.3% from previous quarter to €2,657m**
- **Administrative expenses in Q4 at €1,531m, 13.8% below previous quarter – well ahead of targets**
- **Risk provision in Q4 rose 7.2% over previous quarter, mainly due to one-off general provision**
- **Adjusted for one-off measures in Q4, both underlying operating result and pre-tax result are positive**
- **Suspension of dividend distribution to relieve capital base; subordinated capital will be fully serviced**
- **Implementation of 2003 transformation program prioritized in order to move tier 1 ratio toward 7% and sustainably boost results in core business**

With an **operating result before risk provision** of €1,126m in the fourth quarter, HVB Group achieved the best quarterly result of the entire year. All **revenue components** of the core business contributed to this figure which came to €2,657m in the final quarter, up 14.3% from the previous quarter. HVB´s balanced regional diversification in Europe, and the strong position in Austria and Central and Eastern Europe had a positive influence on results. The economy in this region is more dynamic than in Germany lately.

Administrative expenses in Q4 were reduced 13.8% vs. Q3 to €1,531m, a significant improvement over all previous quarters. Overall, the cost objectives for 2002 were beaten by a large margin, thus enabling the bank to improve its **cost-income ratio** to less than 60% in Q4 compared with 76% in Q3.

Dieter Rampl, Speaker of the Board of Managing Directors of HVB Group: " The business year 2002 was the poorest in the history of the bank, although, as our operating results of the last quarter indicate, we seem to have the worst behind us. The strong reduction of costs and at the same time increase of revenues show we are moving in the right direction, our regional diversification in Europe is paying off."

In the final quarter, the bank implemented a series of **one-off adjustments** to risk provision, net income from investments, amortization of goodwill, and a restructuring charge in order to ease burdens in the future. These non-recurring charges added up to approx. €1.1bn in the fourth quarter.

Due to a one-off parameter change in our general provisions, HVB Group recorded a provision of approx. €300m in the final quarter. In view of the weak economy, particularly in Germany, additional provision for credit risks were made, bringing risk provision in Q4 up to €1,321m. Dieter Rampl: "We expect that these adjustments will noticeably ease the strain on risk provision in the current fiscal year 2003."

Without the one-off adjustments to general provisions, HVB Group achieved a positive **operating result** of approx. €100m – including this mentioned one-off charge to general risk provision, the operating result amounted to minus €195 million in the final quarter.

Below the operating line, the Group made additional adjustments in the interest of future results as well. Net income from investments amounted to minus €321m, taking write-downs on participating interests into consideration, including i.e. our Brazilian affilliate which we sold. Moreover, extraordinary amortization of goodwill totaling approx. €180m was taken, of which around €160m relates to the sale of Selftrade, a former French investment, at the end of 2002 and approx. €20m to DAB.

Furthermore, for the 2003 transformation program €286m were reallocated to a restructuring charge in the final quarter which will help reduce expenses in accordance with their reversals in coming years. Excluding alle these one-off items, the underlying pre-tax result in the fourth quarter was positive.

Taking all non-recurring items into account, in fiscal 2002 as a whole HVB Group posted a **pre-tax result** of minus €821m. The net result for the year came to minus €858m.

Due to the unsatisfying operating result, no dividend payment can be expected. Payment of a dividend from assets would constitute a serious strain on the Group's equity base. **Risk-weighted assets** were further substantially reduced by the end of 2002 to €341bn (2001: €365bn). The **core capital ratio according to BIS** thus came to 5.6%.

On the **outlook**, Dieter Rampl says: "We described our goals for 2003: we are working with full force on implementing our 2003 transformation program which will help boost our sustainable results in our core business and move the tier 1 ratio according to BIS toward 7% by the end of this year. The necessary redimensioning with the reduction of RWA of approx. €100bn including the Spin-off Real Estate is on its way; management decisions have all been made."

The extensive adjustments which heavily affected the consolidated financial statements of HVB Group in 2002 were not fully reflected in the statements of the parent bank. HVB Group explicitly points out that the parent company, Bayerische Hypo- und Vereinsbank AG, broke-even in 2002, and will thus service all subordinated liabilities, meaning participating certificates outstanding and hybrid capital, in full as always.

The complete financial statements will be published on March 27 on the occasion of the press conference and the analysts' conference. Furthermore, HVB Group will then announce the details regarding the Real Estate spin-off.

Table 1: preliminary results Q4 02 vs Q3 02 and vs average of Q1-Q3 02:

m€	prel. Q4 2002	Q3 2002	average Q1-Q3 2002	change in % vs Q3	change in % vs. average Q1-Q3 2002
Net interest income	1,663	1,633	1,662	1.8	0.1
Net commiss. income	658	621	675	6.0	-2.5
Net trading profit	294	58	164	>+100	79.3
Balance of other oper. income and expenses	42	13	24	223.1	75.0
Total oper. revenues	2,657	2,325	2,525	14.3	5.2
General administrative expenses	1,531	1,777	1,848	-13.8	-17.2
Operating profit before risk provision	1,126	548	677	>+100	66.3
Risk provision [1]	1,321	1,232	825	7.2	60.1
Operating profit/loss	(195)	(684)	(148)	71.5	-31.8
Net income from investments [2]	(321)	328	323	>-100	>-100
Amortization of goodwill [3]	231	56	55	>+100	>+100
Restructuring charge [4]	286	0	0	>+100	>+100
Balance from other income and expenses	(52)	(35)	(33)	-48.6	-57.6
Net income/loss before taxes	(1,085)	(447)	87	>-100	>-100

[1] Risk prov. Q4 2002 includes an additional one-off provision of approx. €300m.

[2] Net income from investments in Q4 2002 includes write-downs on participating interests.

[3] Amortization of goodwill in Q4 2002 includes non-scheduled amortization of goodwill totaling approx. €180m.

[4] Additional restructuring charge was made for 2003 transformation program.

Table 2: preliminary results from 12/31/02 vs. 12/31/01

m €	prelim. 12/31/2002	12/31/2001	change in %
Net interest income	6,649	7,331	-9.3
Net commission income	2,684	2,877	-6.7
Net trading profit	787	592	32.9
Balance of other oper. income and expenses [1]	115	485	-76.3
Total operating revenues	10,235	11,285	-9.3
General administrative expenses [2]	7,076	7,716	-8.3
Oper. profit before risk provision	3,159	3,569	-11.5
Risk provision [3]	3,797	2,074	83.1
Operating profit	(638)	1,495	>-100
Net income from investments	649	530	22.5
Amortization of goodwill [4]	395	321	23.1
Restructuring charge [5]	286	19	>+100
Balance from other income and expenses	(151)	(136)	-11.0
Net income/loss before taxes	(821)	1,549	>-100
Consolidated income/loss	(858)	967	>-100

[1] Balance of other operating income and expense includes 2001 gains from sale of Foreign & Colonial of approx. €370m.

[2] General administrative expenses in 2002 include current restructuring expenses of approx. €150m.

[3] Risk provision in 2002 includes an additional provision of approx. €300m.

[4] Amortization of goodwill in 2002 includes non-scheduled amortization of goodwill of approx. €180m.

[5] In Q4 2002 restructuring charge for the 2003 transformation program of €286m were made.

Operating revenues 2002

Net interest income


in €m
1,769
1,584
1,633
1,663
Q1
Q2
Q3
Q4

- Improvement in Q4 despite reduction of RWA

Net commission income


in €m
721
684
621
658
Q1
Q2
Q3
Q4

- In Q4 stabilization despite weak markets; slight improvement vs. previous quarter

Trading result


in €m
264
171
58
294
Q1
Q2
Q3
Q4

- Q4 best quarter in 2002
- Fixed-income/fx trading successful

Total operating revenues


in €m
2,782
2,471
2,325
2,657
Q1
Q2
Q3
Q4

- Q4 second best quarter

Components of operating result 2002

Administrative expenses


in €m
Ø 1,769
1,925
1,843
1,777
1,531
Q1
Q2
Q3
Q4

- Cost targets clearly exceeded
- Strong relief in Q4 due to not fully making use of cost budgets at year-end
- Total 2002 containing €150m restructuring costs

Risk provision


in € m
527
717
1,232
1,321
approx. €300m one-off general provision
Q1
Q2
Q3
Q4

- 2/3 related to Germany

Operating profit before risk provision


in €m
857
628
548
1,126
Q1
Q2
Q3
Q4

- Q4 best quarter in 2002 (+ 66.3% vs. Ø Q1-Q3)

Operating profit


in €m
330
Q1
Q2
-89
Q3
-684
+ approx. €100m
Q4
-195

- Positive operating result in Q4 adjusted for approx. €300m one-off gen. provision

Components of pre-tax profit

Result from financial investments


in €m
185
457
328
Q4
Q1
Q2
Q3
-321

- Adjustments in Q4: write-off Brazil, etc.

Amortization of goodwill


in €m
231
54
54
56
Q1
Q2
Q3
Q4

- Extraordinary amortization in Q4: approx. €180m, o/w:
  a) DAB approx. €20m
  b) Selftrade approx. €160m

Restructuring charge


in €m
Q1
Q2
Q3
Q4
0
0
0
-286

- taken for transformation 2003, to be utilized in following years relieving administrative expenses

Pre-tax profit


in € m
433
278
Q3
Q4
Q1
Q2
-447
approx. €1.1 bn
one-off charge
-1,085

- Q4 incl. approx. €1.1bn one-off effects future-geared
- adjusted for one-off effects also positive pre-tax profit in Q4

Development in last quarter

Operating profit


in € m
+ approx. €100m adjusted
Q3
Q4
Ø Q1-Q3
-195
-148
incl. approx. €300m general provision
-684

Pre-tax profit


in € m
87
Q3
Q4
Ø Q1-Q3
approx. €1.1bn one-off adjustments
-447
-1,085

One-off effects Q4 burdening P&L

- Risk provision:
  General provision approx. 300m
- Negative result from financial investments €321m
- extraordinary goodwill amortization approx. €180m
- Restructuring charge for transformation program 2003 €286m

Total approx. €1.1bn

➔ Without one-off adjustments positive operating profit and and pre-tax profit posted in Q4

Group Investor Relations-Team:

Stefan.Ermisch@hvbgroup.com	☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com	☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com	☎ +49-89-378 29185
Marc.Hess@hvbgroup.com	☎ +49-89-378 27602
Sabine.Rueckert@hvbgroup.com	☎ +49-89-378 26024
Richard.Speich@hvbgroup.com	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements. They are based on information, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new information or future events.

There are many important factors which could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include conditions in the financial markets from which we derive a substantial portion of our trading rev e-nues, governmental and regulatory trends and legislative developments, competitive pres-sures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group.

HVB Group


SEC MAIL PROCESSING
RECEIVED
APR 09 2003
WASH. D.C. 155 SECTION

MEDIA RELEASE **19. FEBRUAR 2003**

Investor Relations

Vorläufiges Geschäftsergebnis 2002

Deutliche operative Verbesserungen sowie umfangreiche Einmalbereinigungen in Höhe von 1,1 Mrd. € im Q4 kennzeichnen den Abschluss 2002 – Im Gesamtjahr Vorsteuerergebnis im Konzern von minus 821 Mio. € (Vj. 1.549 Mio. €)

- **Q4-Betriebsergebnis vor Risikovorsorge mit 1.126 Mio. € bestes Quartal des Jahres**
- **Operative Erträge im Q4 um 14,3% auf 2.657 Mio. € ggü. dem Vorquartal gesteigert**
- **Kostenziel deutlich übererfüllt; Verwaltungsaufwendungen im Q4 mit 1.531 Mio. € um 13,8% unterhalb des Vorquartals**
- **Risikovorsorge im Q4 auch wegen einmaliger pauschaler Einzelwertberichtigung (PEWB) ggü. dem Vorquartal nochmals um 7,2% erhöht**
- **Bereinigt um Sondermaßnahmen im Q4 sowohl positives Betriebsergebnis als auch Ergebnis vor Steuern erzielt**
- **Ausfall der Dividende zur Schonung der Kapitalbasis; Nachrangkapital wird voll bedient**
- **Priorität hat die Umsetzung des Transformationsprogramms 2003 mit dem Ziel einer Tier 1 Ratio von bis zu 7% und einer nachhaltigen Ergebnisverbesserung im Kerngeschäft**

Mit 1.126 Mio. € im vierten Quartal erzielte die HVB Group im **Betriebsergebnis vor Risikovorsorge** das beste Quartalsergebnis des Jahres. Ausnahmslos alle **Ertragskomponenten** des Kerngeschäfts trugen dazu bei. Mit einem Gesamtertrag von 2.657 Mio. € erzielte die Bank damit einen Zuwachs von 14,3% gegenüber dem Vorquartal. Die ausgewogene regionale Diversifikation in Europa und die starke Stellung in Österreich sowie Zentral- und Osteuropa (CEE) hat sich vorteilhaft auf das Gesamtergebnis ausgewirkt. In Österreich und CEE bleibt die Wirtschaftsentwicklung auch weiterhin dynamischer als zuletzt in Deutschland.

Die **Verwaltungsaufwendungen** konnte die HVB Group im Schlussquartal im Vergleich zum Vorquartal um 13,8% kräftig auf 1.531 Mio. € reduzieren - eine erhebliche Verbesserung gegenüber allen Vorquartalen. Alle Kostenziele 2002 wurden deutlich übererfüllt. Die **Cost/Income-Ratio** verbesserte sich damit im Q4 auf unter 60% gegenüber 76% im Q3.

Dieter Rampl, Vorstandssprecher der HVB Group: "Das Geschäftsjahr 2002 war das schlechteste in der Geschichte der Bank, wobei wir mit unserem operativen Ergebnis im Schlussquartal signalisieren konnten, dass wir aus dem Gröbsten heraus sind. Stark sinkende Kosten bei gleichzeitig steigenden Erträgen zeigen in die richtige Richtung; unsere regionale Diversifikation in Europa macht sich bezahlt."

Um die künftige Entwicklung des Konzerns deutlich zu entlasten, hat die Bank beschlossen, im Schlussquartal weitgehende **Einmalbereinigungen** in der Risikovorsorge, im Finanzanlageergebnis, bei Abschreibungen auf Firmenwerte und durch eine Restrukturierungsrückstellung in einer Gesamthöhe von ca. 1,1 Mrd € vorzunehmen.

So wurden im Schlussquartal in der **Risikovorsorge** rd. 300 Mio. € bei der von der HVB Group gebildeten pauschalen Einzelwertberichtigung (PEWB) gebucht – dies geschah aufgrund einer einmaligen Parameteränderung. Angesichts der schwachen Konjunktur - vor allem in Deutschland - wurden zusätzliche Abdeckungen für Kreditrisiken vorgenommen. Die Risikovorsorge wurde deshalb im Q4 auf 1.321 Mio. € aufgestockt. Dieter Rampl: "Durch diese Bereinigung wird sich die Lage bei der Risikovorsorge im Jahr 2003 deutlich spürbar entspannen."

Bereinigt um die einmalige Anpassung bei der PEWB erzielte die HVB Group ein positives Betriebsergebnis von rd. 100 Mio. € - in der Summe aller Entwicklungen betrug das **Betriebsergebnis** im Schlussquartal minus 195 Mio. €.

Zusätzlich zu der Anpassung bei den Parametern für die PEWB wurden auch weitere Bereinigungen unterhalb des Betriebsergebnisses zur Entlastung künftiger Ergebnisse vorgenommen. Im Ergebnis aus **Finanzanlagen** weist die HVB Group nach Abschreibungen auf Beteiligungsbuchwerte – u.a. für die veräußerte Beteiligung in Brasilien - im Schlussquartal einen Saldo von minus 321 Mio. € aus. Zudem wurden außerordentliche Goodwill-Abschreibungen von ca. 180 Mio. € vorgenommen, wovon rd. 160 Mio. € auf die Ende 2002 verkaufte französische Selftrade und ca. 20 Mio. € auf die DAB entfielen.

Die **Restrukturierungsrückstellung** von 286 Mio. € für das Transformationsprogramm 2003 wurde ebenfalls im Schlussquartal im außerordentlichen Ergebnis gebucht. Dies wird die Aufwendungen der Folgejahre entsprechend dem Verbrauch entlasten. Bereinigt um die Sondermaßnahmen war das Ergebnis vor Steuern im Schlussquartal positiv.

Insgesamt erzielte die HVB Group im gesamten Geschäftsjahr 2002 in der Summe aller Quartale ein **Ergebnis vor Steuern** von minus 821 Mio. €. Der Jahresüberschuss belief sich auf minus 858 Mio. €.

Aufgrund der unbefriedigenden Ergebnissituation muss von einer Dividendenausschüttung Abstand genommen werden. Eine Dividendenzahlung aus der Substanz würde die Kapitalbasis des Konzerns zu stark beanspruchen. Die **Risikoaktiva** konnten zum Jahresende 2002 weiter auf 341 Mrd. € (Vj. 365 Mrd. €) spürbar gesenkt werden. Die **Kernkapitalquote nach BIZ** betrug damit 5,6%.

Zum **Ausblick** sagte Dieter Rampl: "Unsere Ziele 2003 haben wir beschrieben: Wir arbeiten mit Hochdruck an der Umsetzung unseres Transformationsprogramms 2003, welches eine nachhaltige Ergebnisverbesserung im Kerngeschäft und bis Ende des Jahres eine Kernkapitalquote nach BIZ von bis zu 7% zum Ziel hat. Die dazu notwendige Redimensionierung mit dem Abbau von rd. 100 Mrd. € Risikoaktiva inklusive des Spin-Off Real Estate ist auf einem guten Weg; alle Entscheidungen dazu sind im Management getroffen".

Die umfangreichen Bereinigungen, welche die Konzernrechnung der HVB Group 2002 erheblich belastet haben, schlugen im AG-Abschluss nicht im vollen Umfang durch. Die HVB Group weist ausdrücklich darauf hin, dass die Muttergesellschaft, also die Bay. Hypo- und Vereinsbank AG, ein ausgeglichenes Jahresergebnis 2002 ausweisen und damit selbstverständlich alle Nachrangverbindlichkeiten, also Genussscheinkapital und Hybridkapital, wie gewohnt im vollen Umfang bedienen wird.

Der vollständige Jahresabschluss wird am 27. März zur Pressekonferenz und Analystenkonferenz veröffentlicht. Dabei wird die HVB Group die Details zum Spin-off Real Estate bekannnt geben.

Tabelle 1: Vorläufiges Ergebnis Q4 2002 gegenüber Q3 2002 und ggü. dem Durchschnitt aus Q1-Q3 2002

Mio. €	vorl. Q4 2002	Q3 2002	Durchschnitt Q1-Q3 2002	Ver. in % ggü. Q3	Ver. in % ggü. Durchschnitt Q1-Q3 2002
Zinsüberschuss	1.663	1.633	1.662	1,8	0,1
Provisionsüberschuss	658	621	675	6,0	-2,5
Handelsergebnis	294	58	164	>+100	79,3
Saldo sonst. betr. Erträge	42	13	24	223,1	75,0
Gesamterträge	2.657	2.325	2.525	14,3	5,2
Verwaltungsaufwendungen	1.531	1.777	1.848	-13,8	-17,2
Betriebsergebnis vor Risikovorsorge	1.126	548	677	>+100	66,3
Risikovorsorge [1]	1.321	1.232	825	7,2	60,1
Betriebsergebnis	-195	-684	-148	71,5	-31,8
Ergebnis aus Finanzanlagen [2]	-321	328	323	>-100	>-100
Goodwill Afa [3]	231	56	55	>+100	>+100
Restrukturierungsrückstellung [4]	286	0	0	>+100	>+100
Saldo übriges Ergebnis	-52	-35	-33	-48,6	-57,6
Ergebnis vor Steuern	-1.085	-447	87	>-100	>-100

[1] Die Risikovorsorge Q4 2002 enthält eine einmalige pauschale Einzelwertberichtigung von rd. 300 Mio. €

[2] Das Ergebnis aus Finanzanlagen in Q4 2002 enthält Abschreibungen auf Beteiligungsbuchwerte

[3] In der Abschreibung auf Firmenwerte im Q4 2002 sind außerordentliche Abschreibungen von rd. 180 Mio. € enthalten.

[4] Die Restrukturierungsrückstellung wurde für das Transformationsprogramm 2003 gebildet

Tabelle 2: Vorläufiges Ergebnis zum 31.12.02 gegenüber 31.12.01

Mio. €	vorläufig 31.12.2002	31.12.2001	Veränderung in %
Zinsüberschuss	6.649	7.331	-9,3
Provisionsüberschuss	2.684	2.877	-6,7
Handelsergebnis	787	592	32,9
Saldo sonst. betr. Erträge [1]	115	485	-76,3
Gesamterträge	10.235	11.285	-9,3
Verwaltungsaufwendungen [2]	7.076	7.716	-8,3
Betriebsergebnis vor Risikovorsorge	3.159	3.569	-11,5
Risikovorsorge [3]	3.797	2.074	83,1
Betriebsergebnis	-638	1.495	>-100
Ergebnis aus Finanzanlagen	649	530	22,5
Goodwill Afa [4]	395	321	23,1
Restrukturierungsrückstellung [5]	286	19	>+100
Saldo übriges Ergebnis	-151	-136	-11,0
Ergebnis vor Steuern	-821	1.549	>-100
Jahresüberschuss	-858	967	>-100

[1] Saldo sonst. betr. Erträge enthielt 2001 den Gewinn aus der Veräußerung von Foreign & Colonial von rd. 370 Mio. €

[2] Die Verwaltungsaufwendungen 2002 enthalten laufende Restrukturierungsaufwendungen von rd. 150 Mio. €

[3] Die Risikovorsorge 2002 enthält eine einmalige Anpassung der pauschalen EWB von rd. 300 Mio. €

[4] Die Abschreibungen auf Firmenwerte enthalten 2002 außerordentliche Abschreibungen von rd. 180 Mio. €

[5] Im Schlussquartal 2002 wurden Restrukturierungsrückstellungen von 286 Mio. € für das Transformationsprogramm 2003 gebildet

Operative Erträge 2002


Zinsüberschuss
in Mio. Euro
1.769
1.584
1.633
1.663
Q1
Q2
Q3
Q4

- Besserung im Q4 trotz RWA-Abbau


Provisionsüberschuss
in Mio. Euro
721
684
621
658
Q1
Q2
Q3
Q4

- In Q4 Stabilisierung trotz schwacher Märkte; leichte Verbesserung gegenüber Vorquartal


Handelsergebnis
in Mio. Euro
264
171
58
294
Q1
Q2
Q3
Q4

- Q4 bestes Quartal in 2002
- Zins und Währungshandel erfolgreich


Gesamte operative Erträge
in Mio. Euro
2.782
2.471
2.325
2.657
Q1
Q2
Q3
Q4

- Q4 zweitbestes Quartal

Komponenten des Betriebsergebnisses 2002


Verwaltungsaufwand
in Mio. Euro
Ø 1.769
1.925
1.843
1.777
1.531
Q1
Q2
Q3
Q4

- Kostenziele deutlich übererfüllt
- Starke Entlastung im Q4 durch nicht ausgenutzte Kostenbudgets zum Jahresende
- Gesamtjahr beinhaltet 150 Mio € lfd. Restrukturierungsaufwendungen


Risikovorsorge
in Mio. Euro
527
717
1.232
1.321
Q1
Q2
Q3
Q4
rd. 300 Mio € einmalige Anpassung bei pauschaler Einzelwertberichtigung (PEWB)

- 2/3 Deutschland


Betriebsergebnis vor Risikovorsorge
in Mio. Euro
857
628
548
1.126
Q1
Q2
Q3
Q4

- Q4 bestes Quartal im Gesamtjahr (+ 66,3% vs. Ø Q1-Q3)


Betriebsergebnis
in Mio. Euro
330
-89
-684
-195
+rd.100
Q1
Q2
Q3
Q4

- Positives Q4-Betriebsergebnis bereinigt um rd. Euro 300 Mio für einmalige Anpassung bei der PEWB

Komponenten des Vorsteuerergebnisses 2002

Finanzanlageergebnis

in Mio. Euro


457
328
185
Q4
Q1
Q2
Q3
-321

- Bereinigungen in Q4: Abschreibung auf Brasilien, u.a.

Goodwill AfA

in Mio. Euro


231
54
54
56
Q1
Q2
Q3
Q4

- A.o. AfA in Q4: rd. 180 Mio €, davon:
  a) DAB ca. 20 Mio €
  b) Selftrade ca. 160 Mio €

Restrukturierungsrückstellung

in Mio. Euro


Q1
Q2
Q3
Q4
0
0
0
-286

- gebildet für Transformation 2003, Verbrauch in Folgejahren mit entsprechender Entlastung des lfd. Aufwands

Ergebnis vor Steuern

in Mio. Euro


433
278
Q3
Q4
Q1
Q2
-447
€ ca.1,1 Mrd
one-off Belastung
-1.085

- Q4 inkl. ca. 1,1 Mrd € Sondermaßnahmen zur Entlastung der Zukunft
- auch im Ergebnis vor Steuern positives Q4-Resultat bereinigt um Sondermaßnahmen erzielt

Entwicklung im Schlussquartal 2002

Betriebsergebnis

in Mio. Euro


+ ca.100
bereinigt
Q3
Q4
Ø Q1-Q3
-195
-148
-684
inkl. ca. 300
Mio € PEWB

Ergebnis vor Steuern

in Mio. Euro


87
Q3
Q4
Ø Q1-Q3
-447
ca.1,1 Mrd € one-off
Bereinigungen
-1.085

Sonderbelastungen im Q4

■ Risikovorsorge: PEWB (innerhalb BE)	rd. 300 Mio €
■ Negativsaldo Finanzanlageergebnis (unterhalb BE)	321 Mio €
■ außerordentliche Goodwill-AfA (unterhalb BE)	rd.180 Mio €
■ Restrukturierungsrückstellung Transformation 2003 (unterhalb BE)	286 Mio €
Gesamt	rd. 1,1 Mrd €

➔ Ohne Sonderbelastungen positives Betriebsergebnis und Ergebnis vor Steuern in Q4 erzielt

Group Investor Relations-Team:

Stefan.Ermisch@hvbgroup.com	☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com	☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com	☎ +49-89-378 29185
Marc.Hess@hvbgroup.com	☎ +49-89-378 27602
Sabine.Rueckert@hvbgroup.com	☎ +49-89-378 26024
Richard.Speich@hvbgroup.com	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Aussagen in dieser Publikation zu unseren Absichten, Erwartungen, Meinungen oder Vorhersagen sind in die Zukunft gerichtete Prognosen. Sie basieren auf Informationen, Plänen, Schätzungen und Vorhersagen, die uns zu dem Zeitpunkt der Veröffentlichung zur Verfügung standen. Spätere Informationen und Ereignisse sind in unseren Aussagen nicht berücksichtigt. Durch die Veröffentlichung übernehmen wir weder ausdrücklich noch konkludent eine Verpflichtung zur Aktualisierung getroffener Aussagen.

Es gibt vielfältige Ursachen dafür, warum in die Zukunft gerichtete Prognosen sich im Nachhinein als unvollständig oder unrichtig herausstellen können. Sich verändernde Konditionen der Finanzmärkte in Regionen, in welchen wir uns engagieren, administrative und legislative Tendenzen und Fortentwicklungen, das Verhalten von Konkurrenten im Markt, Ausfall-risiken im Kredit- und Handelsbereich gehören hierzu wie auch die Verläßlichkeit unserer Risikomanagementsysteme und mögliche Veränderungen jeglicher Art in der HVB Group.

HVB Group


RECEIVED
APR 0 9 2003
155

MEDIA RELEASE
INVESTOR RELATIONS

MARCH 27, 2003

Next measures to implement 2003 Transformation Program introduced

- **Next steps to achieve target for 2003 (sustained improvement in operating profitability in core business and increase of core capital ratio toward 7%) introduced:**
  - **IPO of approx. ¼ of Bank Austria-Creditanstalt to strengthen Group's capital base**
  - **Significant reduction of risk-weighted assets: Spin-off of Hypo Real Estate Group in fourth quarter of 2003 backdated to January 1, 2003 and further portfolio optimization**
  - **Cost-cutting initiatives and accelerated personnel reduction**
- **Beginning of 2003 operatively on schedule: operative turnaround planned in course of the year**
- **Presentation of financial statements for 2002 today in Munich**

HVB Group has now introduced the next steps to implement its 2003 transformation program with which it aims to achieve a sustained increase in operating profitability in its core business and an increase of its core capital ratio toward 7%.

Most importantly this will include the bank's placing a minority holding of up to ¼ in Bank Austria-Creditanstalt in the course of a free-float capital increase before the end of the year. Depending on the market situation, the new shares will be placed as soon as possible. Dieter Rampl: "This initiative will strengthen the Group's capital base and demonstrate that HVB Group is implementing the transformation program on the basis of a sound capitalization. In addition, we are keeping all options open for further selective in particular organic growth in the important markets of Central and Eastern Europe."

BA-CA is an integral core component of HVB Group and is already today the dominant market leader in Austria and CEE. "This initiative will strengthen the Group's financial resources very efficiently because it will enable us to avoid a massive dilution of equity for

our shareholders. Additionally, we clearly point out the value of our participation of BA-CA," says Dieter Rampl.

As part of its strategic orientation toward business with retail and corporate customers in Europe, HVB Group will transfer its main activities in commercial real estate financing to the Hypo Real Estate Group and spin this group off in the fall of 2003. The entire European Real Estate Finance business, the participation in WürttHyp along with HVB Real Estate Bank and WestHyp belong to this. HVB Group shareholders will receive one additional share of Hypo Real Estate Holding for four HVB-shares. With a tier 1 ratio of around 7%, HVB Group will furnish Hypo Real Estate Group with a solid core capital. Additionally, HVB AG will also assume a limited obligation for Hypo Real Estate Bank in Germany amounting to up to €590m. This limited risk coverage also includes a debtor warrant for HVB in the event that any provisions formed are reversed at a later date. The Hypo Real Estate Group will position itself in the market with a distinct profile emphasizing international real estate financing. HVB Group expects that the spin-off will bring higher value-added for its shareholders over the medium term. The shareholders of HVB Group will vote on the spin-off at the Annual General Meeting on May 14 this year.

HVB Group has planned further measures to reduce administrative expenses in 2003. The old personnel reduction program which foresaw 9,100 job cuts has been increased by 22% to 11,100 and will already be completed by the end of this year, i.e. one year earlier than originally planned. This increase will affect mainly the Germany segment. Altogether the bank expects to reduce administrative expenses of HVB Group (prior to the spin-off) comfortably to well under €7bn (2002: €7.076bn) by the end of the year. On the basis of these measures, coupled with the substantial reduction of risk provisions and slightly improved operating revenues, HVB Group expects a sustained improvement in results in its core business this year. A clear positive range of €300 – 600m is planned for the pre-tax result for this year – after minus €821m in 2002 (HVB new after the separation from commercial real estate).

The figures for the first two months of this year show that HVB is operatively on schedule. In this period the Group has succeeded in reducing risk-weighted assets through concentrated management by some €7bn. This is already 18% of the good €40bn which must be reduced beyond the separation from Real Estate.

2002 financial statements

Today HVB Group has published its definitive financial statements for 2002 prepared in accordance with International Financial Accounting Standards (IFRS). You will find attached summaries showing the key indicators, income statement, balance sheet, and segment reporting. We already provided detailed comments on the provisional consolidated income statement in a full media release on February 19.

FINANCIAL HIGHLIGHTS

HVB Group	2002	2001
Operating performance		
Operating profit (loss)	(638)m€	1,495m€
Profit (loss) from ordinary activities/ Net income (loss) before taxes	(821)m€	1,549m€
Net income (loss)	(858)m€	967m€
Dividend per share of common stock	–	0.85€
Earnings per share as per IAS	(1.55)€	1.75€
Earnings per share as per IAS (excl. amortization of goodwill)	(0.81)€	2.35€
Key indicators		
Return on equity after taxes (excl. amortization of goodwill)	-2.3%	6.5%
Return on equity after taxes	-4.4%	4.9%
Cost-income ratio (based on operating revenues)	69.1%	68.4%
Ratio of net commission income to operating revenues	26.2%	25.5%
Balance sheet figures		
Total assets	691.2bn€	728.6bn€
Total lending volume	487.9bn€	503.1bn€
Shareholders' equity	14.2bn€	25.1bn€
Key capital ratios compliant with the BIS [1)]		
Core capital	19.1bn€	21.7bn€
Equity funds	33.4bn€	41.5bn€
Risk assets	340.6bn€	365.1bn€
Core capital ratio	5.6%	6.0%
Equity funds ratio	9.1%	10.3%

Employees	65,926	69,520
Branch offices	2,104	2,238

1) As per approved financial statements.

CONSOLIDATED INCOME STATEMENT AND APPROPRIATION OF NET INCOME FOR THE YEAR ended December 31, 2002

in m €	2002	2001	Change in m €	In %
Net interest income	6,649	7,331	- 682	- 9.3
Provisions for losses on loans and advances	3,797	2,074	+ 1,723	+ 83.1
Net interest income after provisions for losses on loans and advances	2,852	5,257	- 2,405	- 45.7
Net commission income	2,684	2,877	- 193	- 6.7
Trading profit	787	592	+ 195	+ 32.9
General administrative expenses	7,076	7,716	- 640	- 8.3
Balance of other operating income and expenses	115	485	- 370	- 76.3
Operating profit (loss)	(638)	1,495	- 2,133	–
Net income from investments	649	530	+ 119	+ 22.5
Amortization of goodwill	395	321	+ 74	+ 23.1
Additions to restructuring provisions	286	19	+ 267	–
Balance of other income and expenses	(151)	(136)	- 15	- 11.0
Profit (loss) from ordinary activities	(821)	1,549	- 2,370	–
Taxes on income	37	582	- 545	- 93.6
Net income (loss)	(858)	967	-1,825	–
Minority interest in net income (loss)	29	(29)	+ 58	–
Net income (loss) adjusted for minority interest	(829)	938	- 1,767	–
Transfers to retained earnings	(829)	481	-1,310	–
Consolidated profit	–	457	- 457	- 100.0
for information: sum of operating revenues	10,235	11,285	- 1,050	- 9.3

CONSOLIDATED BALANCE SHEET at December 31, 2001

Assets in m €	2002	2001	Change in m €	 in %
Cash reserves	5,373	8,036	- 2,663	- 33.1
Assets held for trading purposes	85,252	69,210	+ 16,042	+ 23.2
Placements with, and loans and advances to, other banks	73,867	89,499	-15,632	- 17.5
Loans and advances to customers	409,938	431,060	- 21,122	- 4.9
Write-downs on loans and advances	(13,716)	(12,471)	- 1,245	- 10.0
Investments	101,998	114,493	- 12,495	- 10.9
Property, plant and equipment	3,473	4,324	- 851	- 19.7
Intangible assets	3,816	4,046	- 230	- 5.7
Other assets	21,156	20,354	+ 802	+ 3.9
Total assets	**691,157**	**728,551**	**-37,394**	**- 5.1**

Shareholders' Equity and Liabilities in m €	2001	2000	Change in m €	 in %
Deposits from other banks	143,361	134,624	+ 8,737	+ 6.5
Amounts owed to other depositors	154,922	171,662	- 16,740	- 9.8
Promissory notes and other liabilities evidenced by paper	271,561	310,709	- 39,148	- 12.6
Liabilities held for trading purposes	51,479	29,150	+ 22,329	+ 76.6
Provisions	10,931	9,871	+ 1,060	+ 10.7
Other liabilities	21,549	20,888	+ 661	+ 3.2
Subordinated capital	22,311	23,487	- 1,176	- 5.0
Minority interest	813	3,050	- 2,237	- 73.3
Shareholders' equity	14,230	25,110	- 10,880	- 43.3
Subscribed capital	1,609	1,609	–	–
Additional paid-in capital	13,112	13,133	- 21	- 0.2
Retained earnings	2,882	4,326	- 1,444	- 33.4
Change in valuation of financial instruments	(3,373)	5,585	- 8,958	
Consolidated profit	–	457	- 457	- 100.0
Total shareholders' equity and liabilities	**691,157**	**728,551**	**- 37,394**	**- 5.1**

INCOME STATEMENT, BROKEN DOWN BY BUSINESS SEGMENTS

in € millions	Germany	Austria/ CEE	Corpor- ates & Markets	Real Estate Workout	Other/ con- solidation	HVB Group new	Hypo Group	Consoli- dation	HVB Group
Net interest income									
2002	2,954	1,968	1,382	(10)	(358)	5,936	736	(23)	6,649
2001	3,066	1,999	1,868	(8)	(258)	6,667	804	(140)	7,331
Provisions for losses on loans and advances									
2002	1,853	511	919	--	9	3,292	505	--	3,797
2001	915	644	394	(140)	(30)	1,783	291	--	2,074
Net commission income									
2002	1,187	1,044	418	(2)	25	2,672	12	--	2,684
2001	1,442	994	407	--	17	2,860	17	--	2,877
Trading profit (loss)									
2002	3	91	699	--	(6)	787	--	--	787
2001	18	170	386	--	19	593	(1)	--	592
General administrative expense									
2002	3,189	2,226	1,395	29	57	6,896	254	(74)	7,076
2001	3,507	2,565	1,372	52	(12)	7,484	247	(15)	7,716
Balance of other operating income and expenses									
2002	28	24	30	(4)	102	180	14	(79)	115
2001	401	32	4	2	(5)	434	52	(1)	485
Operating profit (loss)									
2002	(870)	390	215	(45)	(303)	(613)	3	(28)	(638)
2001	505	(14)	899	82	(185)	1,287	334	(126)	1,495

in € millions	Germany	Austria/ CEE	Corpo-rates & Markets	Real Estate Workout	Other/ consolidation	HVB Group new	Hypo Group	Consoli-dation	HVB Group
Net income from investments									
2002	(99)	44	(267)	--	909	587	62	--	649
2001	3	(24)	(40)	(139)	664	464	66	--	530
Amortization of goodwill									
2002	215	111	62	--	7	395	--	--	395
2001	139	140	29	--	13	321	--	--	321
Additions to restructuring provisions									
2002	212	2	35	--	34	283	3	--	286
2001	--	9	--	--	--	9	10	--	19
Balance of other income and expenses									
2002	(11)	(2)	(3)	(115)	(18)	(149)	(2)	--	(151)
2001	(14)	(3)	(7)	(69)	(40)	(133)	(3)	--	(136)
Profit (loss) from ordinary activities									
2002	(1,407)	319	(152)	(160)	547	(853)	60	(28)	(821)
2001	355	(190)	823	(126)	426	1,288	387	(126)	1,549
of which: Bank Austria Group									
2002	--	319	(61)	--	5	263	--	--	263
2001	--	(190)	267	--	216	293	--	--	293

KEY RATIOS BY BUSINESS SEGMENT

in %	Germany	Austria / CEE	Corporates & Markets	Real Estate Workout[1]	Other/ consolidation	HVB Group new	Hypo Group	Consolidation	HVB Group
Cost-income-ratio									
2002	76.4	71.2	55.2	--	--	72.0	33.3	--	69.1
2001	71.2	80.3	51.5	--	--	70.9	28.3	--	68.4
Return on equity before taxes									
2002	- 21.2	9.6	- 2.9	--	--	- 5.4	2.1	--	- 4.4
2001	5.2	- 5.3	16.3	--	--	8.0	12.5	--	8.1
Return on equity after taxes, net of amortization of goodwill									
2002	- 15.0	8.1	- 1.6	--	--	- 2.6	0.3	--	- 2.3
2001	5.5	- 1.5	11.6	--	--	6.9	7.3	--	6.5
Return on equity after taxes									
2002	- 18.3	4.8	- 2.8	--	--	- 5.1	0.3	--	- 4.4
2001	3.7	- 3.9	10.1	--	--	5.1	6.5	--	4.9

1) Figures for Real Estate Workout economically not meaningful

Group Investor Relations-Team:

Stefan.Ermisch@hvbgroup.com	☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com	☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com	☎ +49-89-378 29185
Marc.Hess@hvbgroup.com	☎ +49-89-378 27602
Sabine.Rueckert@hvbgroup.com	☎ +49-89-378 26024
Richard.Speich@hvbgroup.com	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements. They are based on information, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new information or future events.

There are many important factors which could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include conditions in the financial markets from which we derive a substantial portion of our trading rev enues, governmental and regulatory trends and legislative developments, competitive pres-sures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group.

HVB Group


SEC MAIL PROCESSING
RECEIVED
APR 0 9 2003
WASH. D.C. 155 SECTION

MEDIA RELEASE **27. MÄRZ 2003**
INVESTOR RELATIONS

Nächste Maßnahmen zur Umsetzung des Transformationsprogramms 2003 beschlossen

- **Nächste Schritte zur Zielerreichung 2003 (nachhaltige Steigerung der operativen Ertragskraft im Kerngeschäft und Erhöhung der Kernkapitalquote auf bis zu 7%) eingeleitet:**
  - **IPO von bis ¼ der Bank Austria-Creditanstalt zur Stärkung der Kapitalbasis des Konzerns**
  - **Signifikanter Abbau von Risikoaktiva: Spin-off der Hypo Real Estate Group im vierten Quartal 2003 mit Rückwirkung auf den 1. Januar 2003 und weitere Portfoliooptimierung**
  - **Kostensenkungsmaßnahmen und Stellenabbau forciert**
- **Jahresbeginn 2003 operativ im Plan; operativer turnaround im Jahresverlauf geplant**
- **Vorlage des Jahresabschlusses 2002 heute in München**

Die HVB Group hat jetzt die nächsten Schritte zur Umsetzung ihres Transformationsprogramms 2003, mit dem sie bis zum Jahresende eine nachhaltige Steigerung der operativen Ertragskraft im Kerngeschäft und eine Erhöhung der Kernkapitalquote auf bis zu 7 % anstrebt, eingeleitet.

Dazu gehört vor allem, dass die Bank einen Minderheitenanteil von bis zu ¼ an der Bank Austria-Creditanstalt im Rahmen einer Kapitalerhöhung als Streubesitz noch in diesem Jahr im Markt platziert. Die Platzierung der neuen Aktien soll je nach Marktlage so rasch als möglich erfolgen. Dieter Rampl: "Mit dieser Maßnahme stärken wir die Kapitalbasis des Konzerns und zeigen, dass die HVB Group das Transformationsprogramm auf der Basis einer sicheren Kapitalausstattung umsetzt. Zudem erhalten wir uns damit auch alle Optionen zum weiteren selektiven, insbesondere organischen Wachstum in den wichtigen Märkten Zentral- und Osteuropas."

Die BA-CA ist als integraler Kernbestandteil der HVB Group bereits heute der dominante Marktführer in Österreich und CEE. "Mit dieser Maßnahme stärkt die HVB Group ihre finanziellen Ressourcen auf eine sehr effiziente Weise, denn wir vermeiden damit massive Verwässerungseffekte für unsere Aktionäre. Zudem heben wir den Wert unserer Beteiligung BA-CA deutlich hervor.", so Dieter Rampl.

Im Rahmen ihrer strategischen Ausrichtung auf das Geschäft mit Privat- und Firmenkunden in Europa wird die HVB Group ihre wesentlichen Aktivitäten in der kommerziellen Immobilienfinanzierung in die Hypo Real Estate Holding AG übertragen und diese im Herbst 2003 abspalten. Dazu gehört das gesamte europäische Real Estate Finance Geschäft, die Beteiligung an der WürttHyp sowie an der HVB Real Estate Bank AG und WestHyp. Die Aktionäre der HVB Group werden für vier HVB-Aktien eine zusätzliche Aktie der Hypo Real Estate Holding erhalten. Das Kernkapital der Hypo Real Estate Holding AG wird von der HVB Group mit einer Tier 1 Ratio von rd. 7% solide ausgestattet. Zudem übernimmt die HVB AG für die Hypo Real Estate Bank in Deutschland eine begrenzte Verpflichtung zur Risikoabschirmung in Höhe von bis zu € 590 Mio. Dieser begrenzte Risikoschirm umfaßt auch einen Besserungsschein für die HVB für den Fall, dass etwaig gebildete Wertberichtigungen zu einem späteren Zeitpunkt aufgelöst werden sollten. Die Hypo Real Estate Group wird sich mit einem klaren Leistungsprofil mit Schwerpunkt in der internationalen Immobilienfinanzierung am Markt positionieren. Die HVB Group erwartet durch die Abspaltung für ihre Aktionäre mittelfristig einen höheren Mehrwert. Die Aktionäre der HVB Group werden auf der Hauptversammlung am 14. Mai des Jahres über die Abspaltung entscheiden.

Zudem hat die HVB Group weitere Maßnahmen zur Senkung des Verwaltungsaufwands 2003 beschlossen. Hierzu wird das alte Stellenabbauprogramm von 9.100 auf 11.100, also um 22% erhöht und bereits bis Ende dieses Jahres, d.h. ein Jahr früher als geplant, vollständig umgesetzt. Die Erhöhung betrifft im Wesentlichen das Geschäftsfeld Deutschland. Insgesamt erwartet die Bank, dass die Verwaltungsaufwendungen der HVB Group (vor Abspaltung) zum Jahresende komfortabel und deutlich unter 7 Mrd € (Vj. 7.076 Mrd €) gesenkt werden. Auf der Grundlage dieser Maßnahmen sowie durch einen deutlichen Rückgang der Risikovorsorge bei leicht verbesserten operativen Erträgen erwartet die HVB Group in diesem Jahr eine nachhaltige Verbesserung der Ergebnisse im Kerngeschäft. So ist für das Vorsteuerergebnis für dieses Jahr – nach minus 821 Mio Euro in 2002 - eine klare positive Range von 300 – 600 Mio Euro geplant (HVB neu nach der Trennung vom kommerziellen Real Estate).

Die Zahlen der ersten beiden Monate dieses Jahres zeigen, dass die HVB operativ im Plan ist. In diesem Zeitraum ist es auch gelungen, die Risikoaktiva durch konzentriertes Management um rund 7 Mrd Euro zu senken. Das sind bereits 18% der gut 40 Mrd Euro, die über die Trennung von Real Estate hinaus reduziert werden müssen.

Jahresabschluss 2002

Die HVB Group hat heute ihren endgültigen Jahresabschluss für das Jahr 2002 gemäß International Financial Reporting Standards (IFRS) vorgelegt. Anbei erhalten Sie Übersichten zu den wichtigen Kennzahlen, zur Erfolgsrechnung, zur Bilanz sowie zur Segmentberichterstattung. Am 19. Februar hatten wir bereits die Konzern-GuV auf vorläufiger Basis in einer ausführlichen Media Release eingehend kommentiert.

Financial Highlights

HVB Group	2002	2001
Erfolgszahlen		
Betriebsergebnis	-638 Mio €	1.495 Mio €
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuer	-821 Mio €	1.549 Mio €
Jahresüberschuss/-fehlbetrag	-858 Mio €	967 Mio €
Dividende je Stammaktie	--	0,85 €
IAS-Ergebnis je Aktie	-1,55 €	1,75 €
IAS Ergebnis je Aktie (bereinigt um Goodwillabschreibung)	-0,81€	2,35 €
Kennzahlen		
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)	-2,3 %	6,5 %
Eigenkapitalrentabilität nach Steuern	-4,4 %	4,9 %
Cost-Income-Ratio (gemessen an den operativen Erträgen)	69,1 %	68,4 %
Anteil Provisionsüberschuss an den operativen Erträgen	26,2 %	25,5 %
Bilanzzahlen		
Bilanzsumme	691,2 Mrd €	728,6 Mrd €
Kreditvolumen	487,9 Mrd €	503,1 Mrd €
Bilanzielles Eigenkapital	14,2 Mrd €	25,1 Mrd €
Bankaufsichtsrechtliche Kennzahlen nach BIZ [1)]		
Kernkapital	19,1 Mrd €	21,7 Mrd €
Eigenmittel	33,4 Mrd €	41,5 Mrd €
Risikoaktiva	340,6 Mrd €	365,1 Mrd €
Kernkapitalquote	5,6 %	6,0 %
Eigenmittelquote	9,1 %	10,3 %

Mitarbeiter	65.926	69.520
Geschäftsstellen	2.104	2.238

1) nach festgestellten Jahresabschlüssen

GEWINN- UND VERLUSTRECHNUNG für 1. Januar bis 31. Dezember 2002

in Mio €	2002	2001	Veränderungen in Mio €	in %
Zinsüberschuss	6.649	7.331	- 682	- 9,3
Kreditrisikovorsorge	3.797	2.074	+ 1.723	+ 83,1
Zinsüberschuss nach Kreditrisikovorsorge	2.852	5.257	- 2.405	- 45,7
Provisionsüberschuss	2.684	2.877	- 193	- 6,7
Handelsergebnis	787	592	+ 195	+ 32,9
Verwaltungsaufwand	7.076	7.716	- 640	- 8,3
Saldo sonstige betriebliche Erträge/Aufwendungen	115	485	- 370	- 76,3
Betriebsergebnis	- 638	1.495	- 2.133	–
Finanzanlageergebnis	649	530	+ 119	+ 22,5
Abschreibungen auf Geschäfts- oder Firmenwerte	395	321	+ 74	+ 23,1
Zuführung zu Restrukturierungs-rückstellung	286	19	+ 267	–
Saldo übrige Erträge/Aufwendungen	- 151	- 136	- 15	- 11,0
Ergebnis der gewöhnlichen Geschäftstätigkeit / Ergebnis vor Steuern	- 821	1.549	- 2.370	–
Ertragsteuern	37	582	- 545	- 93,6
Jahresüberschuss/-fehlbetrag	- 858	967	- 1.825	–
Fremdanteile am Jahresüberschuss/-fehlbetrag	29	- 29	+ 58	–
Jahresüberschuss/-fehlbetrag ohne Fremdanteile	- 829	938	- 1.767	–
Veränderung der Gewinnrücklagen	- 829	481	- 1.310	–
Konzerngewinn	–	457	- 457	- 100,0
nachrichtlich: Summe operative Erträge	10.235	11.285	- 1.050	- 9,3

BILANZ zum 31. Dezember 2002

AKTIVA in Mio €	2002	2001	Veränderung in Mio €	 in %
Barreserve	5.373	8.036	- 2.663	- 33,1
Handelsaktiva	85.252	69.210	+ 16.042	+ 23,2
Forderungen an Kreditinstitute	73.867	89.499	- 15.632	- 17,5
Forderungen an Kunden	409.938	431.060	- 21.122	- 4,9
Wertberichtigungen auf Forderungen	- 13.716	- 12.471	- 1.245	- 10,0
Finanzanlagen	101.998	114.493	- 12.495	- 10,9
Sachanlagen	3.473	4.324	- 851	- 19,7
Immaterielle Vermögenswerte	3.816	4.046	- 230	- 5,7
Sonstige Aktiva	21.156	20.354	+ 802	+ 3,9
SUMME DER AKTIVA	**691.157**	**728.551**	**- 37.394**	**- 5,1**

PASSIVA in Mio €	2002	2001	Veränderung in Mio €	 in %
Verbindlichkeiten gegenüber Kreditinstituten	143.361	134.624	+ 8.737	+ 6,5
Verbindlichkeiten gegenüber Kunden	154.922	171.662	- 16.740	- 9,8
Verbriefte Verbindlichkeiten	271.561	310.709	- 39.148	- 12,6
Handelspassiva	51.479	29.150	+ 22.329	+ 76,6
Rückstellungen	10.931	9.871	+ 1.060	+ 10,7
Sonstige Passiva	21.549	20.888	+ 661	+ 3,2
Nachrangkapital	22.311	23.487	- 1.176	- 5,0
Anteile in Fremdbesitz	813	3.050	- 2.237	- 73,3
Eigenkapital	14.230	25.110	- 10.880	- 43,3
Gezeichnetes Kapital	1.609	1.609	–	–
Kapitalrücklage	13.112	13.133	- 21	- 0,2
Gewinnrücklagen	2.882	4.326	- 1.444	- 33,4
Bewertungsänderung von Finanzinstrumenten	- 3.373	5.585	- 8.958	
Konzerngewinn	–	457	- 457	- 100,0
SUMME DER PASSIVA	**691.157**	**728.551**	**- 37.394**	**- 5,1**

ERFOLGSRECHNUNG NACH UNTERNEHMENSBEREICHEN

in Mio €	Deutsch-land	Österreich und CEE	Corprates & Markets	Workout Immo-bilien	Sonstige/ Konsoli-dierung	HVB Group neu	Hypo Group	Konsoli-dierung	HVB Group
Zinsüberschuss									
2002	2.954	1.968	1.382	- 10	- 358	5.936	736	- 23	6.649
2001	3.066	1.999	1.868	- 8	- 258	6.667	804	- 140	7.331
Kreditrisiko-vorsorge									
2002	1.853	511	919	--	9	3.292	505	--	3.797
2001	915	644	394	- 140	- 30	1.783	291	--	2.074
Provisions-überschuss									
2002	1.187	1.044	418	- 2	25	2.672	12	--	2.684
2001	1.442	994	407	--	17	2.860	17	--	2.877
Handelsergebnis									
2002	3	91	699	--	- 6	787	--	--	787
2001	18	170	386	--	19	593	- 1	--	592
Verwaltungs-aufwand									
2002	3.189	2.226	1.395	29	57	6.896	254	- 74	7.076
2001	3.507	2.565	1.372	52	- 12	7.484	247	- 15	7.716
Saldo sonstige betriebliche Erträge/ Aufwendungen									
2002	28	24	30	- 4	102	180	14	- 79	115
2001	401	32	4	2	- 5	434	52	- 1	485
Betriebsergebnis									
2002	- 870	390	215	- 45	- 303	- 613	3	- 28	- 638
2001	505	- 14	899	82	- 185	1.287	334	- 126	1.495

in Mio €	Deutsch-land	Österreich und CEE	Corprates & Markets	Workout Immo-bilien	Sonstige/ Konsoli-dierung	HVB Group neu	Hypo Group	Konsoli-dierung	HVB Group
Finanzanlage-ergebnis									
2002	- 99	44	- 267	--	909	587	62	--	649
2001	3	- 24	- 40	- 139	664	464	66	--	530
Abschreibungen auf Geschäfts- oder Firmenwerte									
2002	215	111	62	--	7	395	--	--	395
2001	139	140	29	--	13	321	--	--	321
Zuführung zu Restrukturierungs-rückstellungen									
2002	212	2	35	--	34	283	3	--	286
2001	--	9	--	--	--	9	10	--	19
Saldo übrige Erträge/ Aufwendungen									
2002	- 11	- 2	- 3	- 115	- 18	- 149	- 2	--	- 151
2001	- 14	- 3	- 7	- 69	- 40	- 133	- 3	--	- 136
Ergebnis der gewöhnlichen Geschäftstätigkeit									
2002	- 1.407	319	- 152	- 160	547	- 853	60	- 28	- 821
2001	355	- 190	823	- 126	426	1.288	387	- 126	1.549
darunter: Bank Austria-Gruppe									
2002	--	319	- 61	--	5	263	--	--	263
2001	--	- 190	267	--	216	293	--	--	293

KENNZIFFERN NACH UNTERNEHMENSBEREICHEN

in %	Deutsch-land	Österreich und CEE	Corprates & Markets	Workout Immo-bilien[1]	Sonstige/ Konsoli-dierung	HVB Group neu	Hypo Group	Konsoli-dierung	HVB Group
Cost-Income-Ratio (auf der Basis der operativen Erträge)									
2002	76,4	71,2	55,2	--	--	72,0	33,3	--	69,1
2001	71,2	80,3	51,5	--	--	70,9	28,3	--	68,4

Eigenkapital-rentabilität vor Steuern									
2002	- 21,2	9,6	- 2,9	--	--	- 5,4	2,1	--	- 4,4
2001	5,2	- 5,3	16,3	--	--	8,0	12,5	--	8,1
Eigenkapital-rentabilität nach Steuern (be-reinigt um Goodwillab-schreibungen)									
2002	- 15,0	8,1	- 1,6	--	--	- 2,6	0,3	--	- 2,3
2001	5,5	- 1,5	11,6	--	--	6,9	7,3	--	6,5
Eigenkapital-rentabilität nach Steuern									
2002	- 18,3	4,8	- 2,8	--	--	- 5,1	0,3	--	- 4,4
2001	3,7	- 3,9	10,1	--	--	5,1	6,5	--	4,9

[1] Kennzahlenwerte für den Unternehmensbereich Workout Immobilien ökonomisch nicht aussagekräftig

Group Investor Relations-Team:

Stefan.Ermisch@hvbgroup.com	☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com	☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com	☎ +49-89-378 29185
Marc.Hess@hvbgroup.com	☎ +49-89-378 27602
Sabine.Rueckert@hvbgroup.com	☎ +49-89-378 26024
Richard.Speich@hvbgroup.com	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Aussagen in dieser Publikation zu unseren Absichten, Erwartungen, Meinungen oder Vorhersagen sind in die Zukunft gerichtete Prognosen. Sie basieren auf Informationen, Plänen, Schätzungen und Vorhersagen, die uns zu dem Zeitpunkt der Veröffentlichung zur Verfügung standen. Spätere Informationen und Ereignisse sind in unseren Aussagen nicht berücksichtigt. Durch die Veröffentlichung übernehmen wir weder ausdrücklich noch konkludent eine Verpflichtung zur Aktualisierung getroffener Aussagen.

Es gibt vielfältige Ursachen dafür, warum in die Zukunft gerichtete Prognosen sich im Nachhinein als unvollständig oder unrichtig herausstellen können. Sich verändernde Konditionen der Finanzmärkte in Regionen, in welchen wir uns engagieren, administrative und legislative Tendenzen und Fortentwicklungen, das Verhalten von Konkurrenten im Markt, Ausfall-risiken im Kredit- und Handelsbereich gehören hierzu wie auch die Verläßlichkeit unserer Risikomanagementsysteme und mögliche Veränderungen jeglicher Art in der HVB Group.